Exhibit 99.2
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	April 4, 2010	October 4, 2009	April 5, 2009

	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$119,092	$99,732	$23,968
Trade accounts receivable	151,894	159,645	158,288
Income taxes receivable	1,063	-	-
Inventories (note 5)	339,467	301,867	379,915
Prepaid expenses and deposits	7,067	11,604	8,630
Other current assets	6,055	7,117	10,115

	624,638	579,965	580,916

Property, plant and equipment	464,472	414,538	429,752
Assets held for sale (note 8)	3,248	6,544	11,591
Intangible assets	55,158	56,757	58,355
Goodwill	10,035	6,709	6,709
Future income taxes	7,987	7,910	8,615
Other assets	13,243	9,985	13,085

Total assets	$1,178,781	$1,082,408	$1,109,023

Current liabilities:
Accounts payable and accrued liabilities	$153,495	$124,378	$114,745
Income taxes payable	-	11,822	14,947
Current portion of long-term debt	698	2,803	2,898

	154,193	139,003	132,590

Long-term debt	-	1,584	118,585
Future income taxes	23,921	23,764	26,187
Non-controlling interest in consolidated joint venture	7,783	7,272	6,885

Contingencies (note 13)

Shareholders’ equity:
Share capital	94,554	93,042	92,439
Contributed surplus	9,595	6,976	5,461

Retained earnings	861,261	784,519	700,628
Accumulated other comprehensive income	27,474	26,248	26,248

	888,735	810,767	726,876

	992,884	910,785	824,776

Total liabilities and shareholders’ equity	$1,178,781	$1,082,408	$1,109,023

See accompanying notes to interim consolidated financial statements.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.30

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(In thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	April 4, 2010	April 5, 2009	April 4, 2010	April 5, 2009

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	$326,789	$244,807	$547,204	$428,802
Cost of sales	236,071	206,070	390,748	351,175

Gross profit	90,718	38,737	156,456	77,627

Selling, general and administrative expenses	38,703	30,942	72,702	64,421
Restructuring and other charges (note 8)	1,524	143	3,110	1,068

Operating income	50,491	7,652	80,644	12,138

Financial expense, net (note 12)	75	21	922	210
Non-controlling interest in consolidated joint venture	348	112	511	(277)

Earnings before income taxes	50,068	7,519	79,211	12,205

Income taxes	1,303	430	2,469	767

Net earnings	48,765	7,089	76,742	11,438

Other comprehensive income, net of related income taxes (note 10)	(581)	-	1,226	-

Comprehensive income	$48,184	$7,089	$77,968	$11,438

Earnings per share:
Basic EPS (note 9)	$0.40	$0.06	$0.63	$0.09
Diluted EPS (note 9)	$0.40	$0.06	$0.63	$0.09
See accompanying notes to interim consolidated financial statements.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Statements of Shareholders’ Equity
Six months ended April 4, 2010 and April 5, 2009
(in thousands or thousands of U.S. dollars)

				Accumulated

				other		Total

	Share capital		Contributed	comprehensive	Retained	shareholders’

	Number	Amount	surplus	income	earnings	equity

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785

Stock-based compensation related to stock options and Treasury restricted share units	-	-	2,040	-	-	2,040

Recovery related to repricing of stock options previously exercised (note 6)	-	-	1,159	-	-	1,159

Shares issued under employee share purchase plan	15	314	-	-	-	314

Shares issued pursuant to exercise of stock options	96	618	-	-	-	618

Shares issued pursuant to vesting of Treasury restricted share units	57	580	(580)	-	-	-

Other comprehensive income (note 10)	-	-	-	1,226	-	1,226

Net earnings	-	-	-	-	76,742	76,742

Balance, April 4, 2010 (unaudited)	121,131	$94,554	$9,595	$27,474	$861,261	$992,884

Balance, October 5, 2008	120,536	$89,377	$6,728	$26,248	$689,190	$811,543

Stock-based compensation related to stock options and Treasury restricted share units	-	-	1,338	-	-	1,338

Shares issued under employee share purchase plan	33	444	-	-	-	444

Shares issued pursuant to exercise of stock options	6	13	-	-	-	13

Shares issued pursuant to vesting of Treasury restricted share units	311	2,605	(2,605)	-	-	-

Net earnings	-	-	-	-	11,438	11,438

Balance, April 5, 2009 (unaudited)	120,886	$92,439	$5,461	$26,248	$700,628	$824,776

See accompanying notes to interim consolidated financial statements.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.32

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	April 4, 2010	April 5, 2009	April 4, 2010	April 5, 2009

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$48,765	$7,089	$76,742	$11,438
Adjustments for:
Depreciation and amortization (note 11 (b))	15,826	16,238	31,776	32,125
Variation of depreciation included in inventories (note 11 (b))	3,476	(1,001)	904	(5,416)
Restructuring charges related to assets held for sale and property, plant and equipment (note 8)	1,216	15	2,110	15
(Gain) loss on disposal of property, plant and equipment	(5)	344	580	365
Stock-based compensation costs	981	591	2,040	1,338
Future income taxes	-	(181)	-	(359)
Non-controlling interest	348	112	511	(277)
Unrealized net loss (gain) on foreign exchange and financial derivatives not designated as cash flow hedges	293	(702)	704	(1,926)
Realized gain on financial derivatives included in other comprehensive income	2,012	-	2,012	-

	72,912	22,505	117,379	37,303

Changes in non-cash working capital balances:
Trade accounts receivable	(72,593)	(73,558)	9,960	44,966
Inventories	2,520	7,464	(38,004)	(58,327)
Prepaid expenses and deposits	4,842	(80)	4,537	1,783
Other current assets	177	(2,060)	793	(1,101)
Accounts payable and accrued liabilities	22,485	(1,520)	22,571	(32,036)
Income taxes	61	(2,189)	(12,894)	(26,124)

	30,404	(49,438)	104,342	(33,536)

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving long-term credit facility	-	71,000	-	71,000
Increase in other long-term debt	-	8	43	44
Repayment of other long-term debt	(2,462)	(770)	(3,732)	(2,565)
Proceeds from the issuance of shares	723	187	932	457
Recovery related to repricing of stock options previously exercised (note 6)	1,159	-	1,159	-

	(580)	70,425	(1,598)	68,936

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(34,525)	(13,401)	(68,534)	(27,064)
Business acquisition (note 4)	(15,326)	-	(15,326)	-
Restricted cash related to business acquisition	-	1,097	-	2,036
Proceeds on disposal of assets held for sale	323	420	4,040	632
Net (increase) decrease in other assets	(2,451)	423	(3,524)	799

	(51,979)	(11,461)	(83,344)	(23,597)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	163	65	(40)	(192)

Net (decrease) increase in cash and cash equivalents during the period	(21,992)	9,591	19,360	11,611
Cash and cash equivalents, beginning of period	141,084	14,377	99,732	12,357

Cash and cash equivalents, end of period	$119,092	$23,968	$119,092	$23,968

Supplemental disclosure of cash flow information (note 11 (a))
See accompanying notes to interim consolidated financial statements.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(For the period ended April 4, 2010)
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)
1. BASIS OF PRESENTATION:
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended October 4, 2009.
The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the second fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.
2. SIGNIFICANT ACCOUNTING POLICIES:
The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1 of its audited consolidated financial statements for the year ended October 4, 2009.
3. FUTURE ACCOUNTING STANDARDS:
Business combinations:
In January 2009, the AcSB issued CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption. The Company expects to early adopt Section 1582 in fiscal 2011.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
3. FUTURE ACCOUNTING STANDARDS (continued):
Consolidated financial statements and non-controlling interests:
In January 2009, the AcSB issued CICA Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008) under IFRS. Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Instead, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. Earlier adoption is permitted which would be effective as of the beginning of the fiscal year of adoption. The Company expects to early adopt these Sections in fiscal 2011, which would result in the reclassification of the non-controlling interest in consolidated joint venture from a separate item on the consolidated balance sheet to a separate component of shareholders’ equity for all periods presented.
4. BUSINESS ACQUISITION:
Effective March 31, 2010, the Company acquired 100% of the common shares of Shahriyar Fabric Industries Limited (“Shahriyar”), a vertically-integrated knitting, dyeing, finishing, cutting and sewing facility for the manufacture of high-quality ring-spun T-shirts near Dhaka, Bangladesh, for a total consideration of $15.3 million. The purpose of the acquisition was to begin the development over time of a potential vertically-integrated manufacturing hub in Asia, to position the Company to pursue its growth strategy in its target geographic markets in Asia and Europe.
The Company accounted for this acquisition using the purchase method and the results of Shahriyar have been consolidated with those of the Company from the date of acquisition.
The Company has allocated the purchase price on a preliminary basis to the assets acquired and the liabilities assumed based on management’s best estimate of their fair values and taking into consideration all relevant information available at that time. Since the company is still in the process of finalizing the valuation of assets acquired and liabilities assumed at the date of acquisition, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price allocation by the end of fiscal 2010.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
4. BUSINESS ACQUISITION (continued):
The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$1,500
Inventories	500
Property, plant and equipment	12,200

14,200
Liabilities assumed:
Accounts payable and accrued liabilities	(2,200)

Net identifiable assets acquired	12,000
Goodwill	3,326

Purchase price	$15,326

Consideration:
Payment to shareholders	$2,800
Repayment of debt on behalf of the selling shareholders at closing	12,000
Transaction costs	526

$15,326

The repayment of the debt on behalf of the selling shareholders at closing has been settled through the issuance, by the Company, of a short term banking facility of $12 million, repayable at the option of the bank and subject to review for renewal on March 31, 2011, bearing interest at 9.5% per annum which is payable quarterly. The short term banking facility is secured by a restricted cash deposit of $12 million with the same financial institution. The Company has offset the short term banking facility against the collateral deposit in the interim consolidated balance sheet since the Company has the legal right of offset and intends to settle the short term banking facility and the collateral deposit on a net basis.
5. INVENTORIES:
Inventories were comprised of the following:

	April 4, 2010	October 4, 2009	April 5, 2009

Raw materials and spare parts inventories	$46,211	$43,078	$44,693
Work in process	40,586	24,576	29,152
Finished goods	252,670	234,213	306,070

	$339,467	$301,867	$379,915

The amount of inventory recognized as an expense and included in cost of sales for the three months ended April 4, 2010 was $231.5 million (2009 - $202.7 million), which included an expense of $0.7 million (2009 - $0.5 million), related to the write-down of slow-moving or obsolete inventory. The amount of inventory recognized as an expense and included in cost of sales for the six months ended April 4, 2010 was $383.5 million (2009 - $345.6 million), which included an expense of $2.6 million (2009 - $1.0 million), related to the write-down of slow-moving or obsolete inventory.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
6. STOCK-BASED COMPENSATION:
The Company’s Long Term Incentive Plan (the “LTIP”) includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units (“Treasury RSUs”) and non-dilutive restricted share units (“non-Treasury RSUs”) to officers and other key employees of the Company and its subsidiaries.
An internal review of all stock option grants made by the Company since its initial public offering in 1998 to the present was conducted by a special committee of independent directors of the Board. As a result of this review, the Company determined that certain stock options granted to employees, officers and directors during fiscal years 1999 to 2003 had been awarded at prices which were inconsistent with the terms of the Company’s LTIP in effect at the time, as well as with certain requirements of the Toronto Stock Exchange. The special committee of the Board concluded that there had been no intention of wrongdoing on the part of any current or former director or senior officer in the granting of stock options during the aforesaid period. However, current directors and senior executive officers who inadvertently benefitted from more favourable pricing of stock options have voluntarily reimbursed the Company for any excess gains and have agreed to the repricing of unexercised options. In addition, the Company has pursued all reasonable avenues for recoveries from other parties. The steps taken by the Company resulted in: (i) the Company increasing the exercise price of 261,440 unexercised vested stock options during the second quarter, resulting in a $0.2 million increase in the aggregate exercise value of the unexercised stock options, or representing an increase to the weighted average exercise price for these stock options of $0.77 (from $6.18 to $6.95), and also resulting in an increase of $0.10 to the weighted average exercise price of all options outstanding as at April 4, 2010 (from $18.76 to $18.86), and; (ii) the Company recovering $2.2 million in cash, including $1.1 million from current senior officers during the second quarter relating to stock options that were previously exercised, and $1.1 million from other parties during the first quarter. Amounts recovered in cash from current senior officers have been recorded as a credit to contributed surplus. No adjustment is required to prior year financial statements under either Canadian or U.S. GAAP.
Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)

Options outstanding, October 4, 2009	1,010	$16.21
Granted	498	21.77
Exercised	(96)	6.83
Forfeited	(17)	26.13

Options outstanding, April 4, 2010	1,395	$18.86

As at April 4, 2010, 560,894 outstanding options were exercisable at the weighted average price of CA$11.03 (October 4, 2009 - 658,388 options at CA$10.17). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the six months ended April 4, 2010 was $8.51 (2009 - $9.24).

Changes in outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 4, 2009	758	$18.48
Granted	201	18.57
Settled through the issuance of common shares	(57)	10.25
Forfeited	(23)	27.09

Treasury RSUs outstanding, April 4, 2010	879	$18.80

As at April 4, 2010, none of the awarded and outstanding Treasury RSUs were vested.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
6. STOCK-BASED COMPENSATION (continued):
The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for the second quarter and for the first six months of fiscal 2010 was $0.9 million (2009 - $0.6 million) and $2.0 million (2009 - $1.3 million), respectively. The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.
Changes in outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 4, 2009	185
Granted	214
Settled	(48)
Forfeited	(9)

Non-Treasury RSUs outstanding, April 4, 2010	342

As of April 4, 2010, the weighted average fair value per non-Treasury RSU was $27.20. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As at April 4, 2010, none of the outstanding non-Treasury RSUs were vested.
The compensation expense (recovery) included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for the second quarter and for the first six months of fiscal year 2010 was $0.6 million (2009 - nil) and $1.7 million (2009 - $(0.2) million), respectively. The counterpart has been recorded in accounts payable and accrued liabilities.
7. GUARANTEES:
The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at April 4, 2010, the maximum potential liability under these guarantees was $12.7 million (October 4, 2009 - $10.0 million), of which $5.0 million (October 4, 2009 - $4.7 million) was for surety bonds and $7.7 million (October 4, 2009 - $5.3 million) was for corporate guarantees and standby letters of credit. The surety bonds are automatically renewed on an annual basis, the corporate guarantees and standby letters of credit mature at various dates up to fiscal 2011.
As at April 4, 2010, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.38

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. RESTRUCTURING AND OTHER CHARGES, AND ASSETS HELD FOR SALE:

	Three months ended		Six months ended
	April 4,	April 5,	April 4,	April 5,
	2010	2009	2010	2009

Gain on disposal of assets held for sale	$(231)	$(585)	$(433)	$(585)
Accelerated depreciation	797	-	1,893	-
Asset impairment loss and write-down of assets held for sale	650	600	650	600
Employee termination costs and other benefits	20	128	327	453
Carrying and dismantling costs associated with assets held for sale	288	-	673	600

	$1,524	$143	$3,110	$1,068

During the first quarter of fiscal 2010, the Company announced plans to consolidate its existing distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, which will result in the closure of its existing retail distribution facilities in Martinsville, Virginia and Fort Payne, Alabama during the second half of fiscal 2010. The costs incurred in connection with this initiative have been recorded as restructuring and other charges, including accelerated depreciation resulting from a change in estimate for the remaining economic lives of certain distribution long-lived assets at the beginning of fiscal 2010. The Company has also recorded restructuring charges in fiscal 2010 and 2009 relating to manufacturing facilities that were closed in fiscal 2009 and in previous years.
For the first half of fiscal 2010, restructuring and other charges totalled $3.1 million, mainly relating to the consolidation of retail distribution facilities, including $1.9 million of accelerated depreciation, $0.3 million of employee termination costs, and an asset impairment loss of $0.6 million. The Company expects to incur an additional $4.0 million of restructuring costs during the remainder of the year in relation to the consolidation of the Company’s distribution facilities, including accelerated depreciation, lease termination costs, inventory transfer costs, and carrying and dismantling costs. Restructuring charges of $1.1 million in the first half of fiscal 2009 include $1.7 million of severance, other exit costs and an asset impairment loss, less a gain of $0.6 million recognized on the disposal of assets relating to closures which occurred in previous fiscal years.
Assets held for sale of $3.2 million as at April 4, 2010 (October 4, 2009 - $6.5 million; April 5, 2009 - $11.6 million) include property, plant and equipment relating to the closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.39

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. EARNINGS PER SHARE:
A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	April 4,	April 5,	April 4,	April 5,
	2010	2009	2010	2009

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,061	120,799	121,019	120,686

Basic earnings per share	$0.40	$0.06	$0.63	$0.09

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,061	120,799	121,019	120,686
Plus dilutive impact of stock options and Treasury RSUs	858	379	822	607

Diluted weighted average number of common shares outstanding	121,919	121,178	121,841	121,293

Diluted earnings per share	$0.40	$0.06	$0.63	$0.09

Excluded from the above calculation for the three months ended April 4, 2010 are 918,998 (2009 – 458,287) stock options and nil (2009 – 483,806) Treasury RSUs which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended April 4, 2010 are 922,531 (2009 – 462,581) stock options and 32,750 (2009 – 336,521) Treasury RSUs which were deemed to be anti-dilutive.
10. OTHER COMPREHENSIVE INCOME:
Other comprehensive income was comprised of the following:

	Three months ended		Six months ended
	April 4,	April 5,	April 4,	April 5,
	2010	2009	2010	2009

Net gain on derivatives designated as cash flow hedges (net of income tax expense of $28 and $10, respectively)	$993	$-	$2,800	$-

Amounts transferred from other comprehensive income to net earnings, and included in:
Net sales (net of income tax recovery of $10)	(1,003)	-	(1,003)	-
Financial expense, net (net of income tax recovery of $6)	(571)	-	(571)	-

	$(581)	$-	$1,226	$-

As at April 4, 2010, approximately $1.2 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next 12 months.
During the second quarter of fiscal 2010 the Company entered into early settlement arrangements for certain forward foreign exchange contracts designated as cash flow hedges. As a result of these early settlements, the Company received $3.0 million in cash of which $2.0 million was recorded in accumulated other comprehensive income, and will be recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings, and $1.0 million is recorded in net earnings since the foreign exchange impact of the forecasted cash flows occurred during the period.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.40

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
11.  OTHER INFORMATION:
(a)	Supplemental cash flow disclosure:

	Three months ended		Six months ended
	April 4,	April 5,	April 4,	April 5,
	2010	2009	2010	2009

Cash paid during the period for:
Interest	$53	$397	$109	$1,344

Income taxes	1,221	2,156	15,412	26,170

	April 4, 2010	October 4, 2009	April 5, 2009

Balance of non-cash transactions:
Additions to property, plant and equipment included in accounts payable and accrued liabilities	$3,000	$627	$96
Proceeds on disposal of long-lived assets in other assets	556	808	1,112
Proceeds on disposal of long-lived assets in other current assets	284	456	-
Business acquisition in accounts payable and accrued liabilities	-	-	1,196

Non-cash ascribed value credited to share capital from issuance of Treasury RSUs	$580	$2,759	$2,605

Cash and cash equivalents consist of:
Cash balances with banks	$119,092	$92,608	$18,825
Short-term investments, bearing interest at rates up to 0.12% at October 4, 2009 and up to 0.44% at April 5, 2009	-	7,124	5,143

	$119,092	$99,732	$23,968

GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.41

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
11.  OTHER INFORMATION (continued):
(b)	Depreciation and amortization:

	Three months ended		Six months ended
	April 4,	April 5,	April 4,	April 5,
	2010	2009	2010	2009

Depreciation and amortization of property, plant and equipment and intangible assets	$15,826	$16,238	$31,776	$32,125
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	3,476	(1,001)	904	(5,416)

Depreciation and amortization included in the interim consolidated statements of earnings and comprehensive income	$19,302	$15,237	$32,680	$26,709

Consists of:
Depreciation of property, plant and equipment	$18,496	$14,402	$31,067	$24,952
Amortization of intangible assets	799	799	1,599	1,599
Amortization of deferred financing costs and other	7	36	14	158

Depreciation and amortization included in the interim consolidated statements of earnings and comprehensive income	$19,302	$15,237	$32,680	$26,709

(c)
The Company recorded bad debt expense of $0.3 million (2009 – $0.6 million) for the three months ended April 4, 2010 and $0.4 million (2009 – $2.4 million) for the six months ended April 4, 2010. Bad debt expense is included in selling, general and administrative expenses.

(d)
The Company expensed $2.2 million (2009 – $2.0 million) in cost of sales for the three months ended April 4, 2010, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America. The expense for the six months ended April 4, 2010 was $4.0 million (2009 – $4.0 million).

12.  FINANCIAL INSTRUMENTS:
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash included in other assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair values of cash and cash equivalents were measured using Level 2 inputs in the fair value hierarchy, and forward foreign exchange contracts and forward fuel oil contracts were measured using Level 1 inputs in the fair value hierarchy.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.42

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
12.  FINANCIAL INSTRUMENTS (continued):
(a)	Financial expense, net:

	Three months ended		Six months ended
	April 4,	April 5,	April 4,	April 5,
	2010	2009	2010	2009

Interest expense (i)	$24	$437	$18	$1,367
Bank and other financial charges	485	268	778	507
Foreign exchange (gain) loss (ii)	(434)	(684)	126	(1,664)

	$75	$21	$922	$210

(i)	Interest expense (income):

	Three months ended		Six months ended
	April 4,	April 5,	April 4,	April 5,
	2010	2009	2010	2009

Interest expense on long-term debt	$10	$378	$46	$1,261
Interest expense on short-term indebtedness	-	74	12	145
Interest income on held-for-trading financial assets	(9)	(11)	(61)	(31)
Interest income on loans and receivables	(20)	(20)	(40)	(40)
Other interest expense	43	16	61	32

	$24	$437	$18	$1,367

Interest income on held-for-trading financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company’s long-term receivable included in other assets.

(ii)	Foreign exchange (gain) loss:

	Three months ended		Six months ended
	April 4,	April 5,	April 4,	April 5,
	2010	2009	2010	2009

(Gain) loss relating to financial assets and liabilities	$(435)	$(872)	$39	$1,050
Loss relating to financial derivatives not designated as cash flow hedges, including amounts realized on contract maturity and changes in fair value of open positions	7	457	7	2,757

Foreign exchange (gain) loss relating to financial instruments	(428)	(415)	46	3,807
Other foreign exchange (gain) loss	(6)	(269)	80	(5,471)

	$(434)	$(684)	$126	$(1,664)

GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.43

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
12.  FINANCIAL INSTRUMENTS (continued):
(b)	Derivative instruments:

The Company has entered into forward foreign exchange contracts in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings. The forward foreign exchange contracts outstanding as at April 4, 2010 consisted primarily of contracts to sell Australian dollars, Canadian dollars, and Mexican pesos in exchange for U.S. dollars.

The Company has also entered into forward fuel oil contracts in order to reduce the exposure of forecasted cash outflows that are affected by oil prices. The forward fuel oil contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period as the hedged fuel oil affects net earnings.

As at April 4, 2010, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective.

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
April 4, 2010	equivalent	assets	and accrued liabilities	months	months

Derivative instruments designated as cash flow hedges:
Forward foreign exchange contracts	$24,583	$-	$(670)	$(628)	$(42)
Forward fuel oil contracts	4,479	210	-	210	-

	$29,062	$210	$(670)	$(418)	$(42)

Derivative instruments not designated as hedges:
Forward foreign exchange contracts	$6,075	$-	$(7)	$(2)	$(5)

As at October 4, 2009 the Company had no outstanding derivative financial instruments relating to commitments to buy or sell foreign currencies through forward foreign exchange contracts or commitments to buy forward fuel oil contracts.

(c)	Interest rate swap contracts:

The Company had no interest rate swap contracts outstanding as at April 4, 2010. In the second quarter of fiscal 2009, the Company entered into interest rate swap contracts to fix the variable portion (LIBOR excluding the applicable margin) on a portion of the borrowings under the revolving long-term credit facility. As at April 5, 2009, the interest rate swap contracts were reported at fair value. The fair value of these contracts was nominal, and is included in accounts payable and accrued liabilities. Changes in the fair value of these contracts are included in net earnings. The Company elected not to apply hedge accounting for these derivatives.

GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.44

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
13.  CONTINGENCIES:
(a)	Securities Class Actions:
The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.
The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by Gildan and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied. The Plaintiff’s have appealed the decisions on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.
In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. In the Quebec action, a motion requesting permission to amend the petition was filed on April 6, 2010, to align the allegations in said petition with those pleaded in the Ontario action. A case management judge has been appointed but no date has been set yet for the case conference.
The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the interim Consolidated Financial Statements.
(b)	Insurance claim:
As disclosed in the fiscal 2010 first quarter interim financial statements, the earthquake which struck Haiti on January 12, 2010 impacted the Company’s third-party contractor operations used to sew the majority of the fabric produced at its Dominican Republic textile facility. The impact on the Company’s operations included a temporary loss of production during the second quarter. The Company’s insurance policies provide coverage for lost or damaged assets as well as interruptions to the Company’s business, including profits on lost sales and additional expenses to mitigate losses. The maximum insurance recovery for this event is $8.0 million, based on a specific policy sub-limit for events occurring in Haiti, and recoveries cannot be claimed before the applicable earthquake policy deductible has been exhausted, which is currently estimated at $2.5 million. The Company expects that its insurance claim for this event will include amounts for lost assets and extra expenses of approximately $3.0 million, which have been incurred and expensed during the second quarter, as well as amounts for the impact of any lost sales opportunities in the second half of fiscal 2010 resulting from the temporary loss of production during the second quarter. However, there can be no assurance that all amounts to be claimed will be recovered from the insurance carrier or that the losses from this event will not exceed the policy sub-limit. The Company has not received any proceeds from its insurance carrier, and no insurance recoveries have been recorded in the financial statements. The Company will recognize insurance recoveries for this claim in its financial statements in the period when the recovery is probable and estimable.
14.  SEGMENTED INFORMATION:
The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.45

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
14.  SEGMENTED INFORMATION (continued):
(a)	Net sales by major product group:

	Three months ended		Six months ended
	April 4,	April 5,	April 4,	April 5,
	2010	2009	2010	2009

Activewear and underwear	$273,235	$180,851	$426,142	$296,694
Socks	53,554	63,956	121,062	132,108

	$326,789	$244,807	$547,204	$428,802

(b)	Major customers and revenues by geographic area:
(i)	The Company has three customers accounting for at least 10% of total net sales:

	Three months ended		Six months ended
	April 4,	April 5,	April 4,	April 5,
	2010	2009	2010	2009

Company A	21.2%	10.8%	22.9%	16.7%
Company B	14.8%	18.3%	17.0%	20.5%
Company C	5.7%	11.8%	4.9%	7.5%

(ii)	Net sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended
	April 4,	April 5,	April 4,	April 5,
	2010	2009	2010	2009

United States	$287,615	$223,154	$484,127	$392,784
Canada	14,541	6,861	20,823	11,585
Europe and other	24,633	14,792	42,254	24,433

	$326,789	$244,807	$547,204	$428,802

(c)	Property, plant and equipment by geographic area are as follows:

	April 4, 2010	October 4, 2009	April 5, 2009

Honduras	$223,440	$212,034	$217,052
Caribbean basin	117,475	102,682	100,967
United States	82,591	67,491	75,694
Canada	18,987	22,211	25,307
Other	21,979	10,120	10,732

	$464,472	$414,538	$429,752

Goodwill and intangible assets relate mainly to acquisitions located in the United States.
15.  COMPARATIVE FIGURES:
Certain comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of a non-trade accounts receivable balance of $8.2 million as at April 5, 2009 against accounts payable and accrued liabilities for which the Company has the legal right of offset and intends to settle on a net basis.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS - Q2 2010 P.46